UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-34936

Noah Holdings Limited

(Registrant’s name)

333 North Bridge Road, #05-11

Odeon 333

Singapore 188721

+65 6911-8211

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXHIBIT INDEX

Exhibit 99.1	Supplemental Announcement Date of Board Meeting and Date of Announcement of Second Quarter and Half Year 2026 Unaudited Financial Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

	By:	/s/ Qing Pan
	Name:	Qing Pan
	Title:	Chief Financial Officer

Date: August 17, 2026